UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. _)*

MULLEN AUTOMOTIVE INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

62526P406

(CUSIP Number)

May 14, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62526P109	Schedule 13G	Page 1 of 5

1	NAMES OF REPORTING PERSONS JADR Capital 2 Pty Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,266,657(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,266,657(1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,266,657(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) Includes shares of Common Stock underlying outstanding Warrant and Convertible Note held by the Reporting Person. Each of the Warrant and Convertible Note includes a beneficial ownership limitation. The Warrant may not be exercised, and the Convertible Note may not be converted, to the extent the Reporting Persons would beneficially own more than 9.99% of the outstanding Common Stock of the Issuer. For additional information, see Item 4 below. Capitalized terms have the meanings ascribed to them below.

CUSIP No. 62526P109	Schedule 13G	Page 2 of 5

1	NAMES OF REPORTING PERSONS Justin Davis-Rice
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,266,657(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,266,657(1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,266,657(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 62526P109	Schedule 13G	Page 3 of 5

Item 1(a).	Name of Issuer:

Mullen Automotive Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1405 Pioneer Street, Brea, California 92821

Item 2(a).	Name of Person Filing:

This Statement is filed by JADR Capital 2 Pty Ltd. and Justin Davis-Rice (the “Reporting Persons”). Justin Davis-Rice is the sole director of JADR Capital 2 Pty Ltd. and the sole director and shareholder of the trustee of, and primary beneficiary of, the trust that owns JADR Capital 2 Pty Ltd. Accordingly, Mr. Davis-Rice may be deemed to have sole power to vote and dispose of the shares of the Issuer directly owned by JADR Capital 2 Pty Ltd.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons is Suite 61.06, Level 61, 25 Martin Place, Sydney NSW Australia 2000.

Item 2(c).	Citizenship:

JADR Capital 2 Pty Ltd. is an Australian private company limited by shares. Mr. Davis-Rice is a citizen of Australia.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share, of the Issuer (the “Common Stock”)

Item 2(e).	CUSIP Number:

62526P406

Item 3.	If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution, in accordance with Rule 13d-1(b)(1)(ii)(J); or

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _______________

CUSIP No. 62526P109	Schedule 13G	Page 4 of 5

Item 4.	Ownership:

The Reporting Persons beneficially own a Warrant to Purchase Common Stock (the “Warrant”) and a Secured Convertible Note (the “Convertible Note”), in each case issued by the Issuer on May 14, 2024. As of June 6, 2024, the Warrant entitled the Reporting Persons to acquire up to 1,073,722 shares of Common Stock upon a cash exercise of the Warrant. The Warrant also includes a cashless exercise provision, which may result in the issuance of a greater number of shares of Common Stock. As of June 6, 2024, the Reporting Persons had the right to acquire up to an estimated 1,808,074 shares of Common Stock upon a cashless exercise of the Warrant. As of June 6, 2024, the Convertible Note had a principal amount of $1,122,206.46. The Convertible Note has a conversion price that floats based on the current market price of the Common Stock, subject to a floor of $1.16 per share. Accordingly, the Reporting Persons may acquire up to 1,010,551 shares of Common Stock upon conversion in full of the Convertible Note, assuming the principal of, and all accrued interest on, the Convertible Note is converted in full on its maturity date at the floor price. Each of the Warrant and Convertible Note includes a beneficial ownership limitation. The Warrant may not be exercised, and the Convertible Note may not be converted, to the extent the Reporting Persons would beneficially own more than 9.99% of the outstanding Common Stock of the Issuer. The beneficial ownership set forth below takes into account the foregoing limitation. The percentage ownership is calculated using 11,923,624 shares of Common Stock outstanding, which is based on 11,412,596 shares of Common Stock outstanding as of May 9, 2024 as disclosed in the Issuer’s Quarterly Report on Form 10-Q and 511,028 shares of Common Stock issued to the Reporting Persons on June 3, 2024.

(a)	Amount Beneficially Owned: 1,266,657 shares

(b)	Percent of Class: 9.99%

(c)	Number of shares as to which the person has

(i)	Sole power to vote or direct the vote: 1,266,657 shares

(ii)	Shared power to vote or direct the vote: 0 shares

(iii)	Sole power to dispose or direct the disposition: 1,266,657 shares

(iv)	Shared power to dispose or direct the disposition: 0 shares

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

None.

Item 8.	Identification and Classification of Members of the Group:

None.

Item 9.	Notice of Dissolution of Group:

None.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 62526P109	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2024	JADR CAPITAL 2 PTY LTD.

	By:	/s/ Justin Davis-Rice
	Name:	Justin Davis-Rice
	Title:	Director

/s/ Justin Davis-Rice
Justin Davis-Rice

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of the securities of Mullen Automotive Inc. until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated: June 12, 2024	JADR CAPITAL 2 PTY LTD.

	By:	/s/ Justin Davis-Rice
	Name:	Justin Davis-Rice
	Title:	Director

/s/ Justin Davis-Rice
Justin Davis-Rice